August 15, 2012

Ms. Tia L. Jenkins
Securities and Exchange Commission
Division of Corporate Finance 100 F Street, NE
Washington, DC 20549

RE:           Canadian Zinc Corporation (the “Company”) – Annual Report on Form 40-F for fiscal year ended December 31, 2011 (the “Annual Report”)

Ladies and Gentlemen:

We are writing to respond to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 30, 2012 (the “comment letter”) relating to the above referenced Annual Report of the Company originally filed on March 19, 2012.

For convenience, we have reproduced below the text of the comment letter with our response to each item of the comment letter.

Comment Number 1:

Form 40-F for the Fiscal Year Ended December 31, 2011

1.
Please provide an analysis of whether the Company is an “investment company” for purposes of the United States Investment Company Act of 1940 (the “U.S. ICA”). In your response, please provide the staff with specific facts regarding the Company that support your analysis.

Response to Comment Number 1:

Based on a good faith determination by management of the Company’s Board of Directors, the Company is not an investment company as defined under Section 3(a)(1) of the U.S. ICA because it (i) does not own investment securities with a value exceeding 40% of its total assets on an unconsolidated basis and (ii) is not a engaged in, or proposing to be engaged in, the business of investing, reinvesting, owning, holding or trading in securities.

Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Toll free:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: claudia@canadianzinc.com  Website:  www.canadianzinc.com

The Company records its marketable securities and short-term investments on its financial statements using the fair value method of accounting with the carrying value of marketable securities recorded to the then fair value based on the market bid price, and any resulting unrealized gains or losses recorded in comprehensive income or loss for the period. The balance sheet in the audited annual financial statements for the fiscal year ended December 31, 2011 (the “balance sheet”) reported $23,711,000 of total assets (exclusive of $2,975,000 for cash and cash equivalents), of which $13,707,000 represented marketable securities and $5,407,000 represented short-term investments.  Combined, marketable securities and short-term investments represented $19,114,000 or 80.6% of total assets.  However, it is misleading to believe that 80.6% of the Company’s total assets are comprised of investment securities.

The combined carrying value for property, plant and equipment and exploration and evaluation assets was $5,757,000, which primarily represented the Company’s flagship property Prairie Creek Mine in the Northwest Territories. The book value of Prairie Creek is significantly undervalued relative to the fair value because mineral property exploration costs are expensed as incurred and only acquisition costs are capitalized until it is determined that a mineral property can be economically developed.

Recently, the Company announced the results of Preliminary Feasibility Study on the Prairie Creek Mine conducted by SNC Lavalin Inc. (“SNC”), which included updated mineral resource and mineral reserve estimates.  SNC estimated study, the pre-tax net present value, using an 8% discount, of the Prairie Creek project to be $253,000,000, excluding an inferred resource of 6.2 million ounces of zinc, lead and silver.  Based on this assessment, the Company’s total assets are estimated to have a fair value in excess of $270,000,000 and the marketable securities and short-term investments of the Company are estimated to represent only 7% of total assets (exclusive of cash and cash equivalents); well below the 40% threshold in 3(a)(1)(C).

Given the discussion above, the Company is not an investment company.

Additionally, under Section 3(b)(1) of the U.S. ICA, the Company is not an investment company under the In re Tonopah Mining Company of Nevada, 26 S.E.C. 426 (1947) five factor test based on (i) the nature of a company’s present assets; (ii) the sources of a company’s present income; (iii) the activities of a company’s officers and directors; (iv) the company’s historical development and (v) the company’s public representations of policy.

The Company’s primary and sole business is mining exploration and development and the Company has been involved in mining exploration since its inception.  The activities of the Company’s officers and directors are dedicated to the advancement of the Prairie Creek project and the Company has made no public filings indicating the Company was ever in the business of investing or reinvesting, owning, holding or trading in securities.  As such, the Company is primarily engaged in a business other than acting as an investment company.

Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Toll free:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: claudia@canadianzinc.com  Website:  www.canadianzinc.com

Comment Number 2:

Exhibit 99.2 – Audited Financial Statements for the Years Ended December 31, 2011 and 2010

Notes to the Financial Statements, page 10

21. First Time Adoption of IFRS, page 28

2.
We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS.  To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied.  In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by the IFRS would have had absent these mandatory exceptions.

Response to Comment Number 2:

We did not utilize any of the mandatory exceptions or change any of our estimates. The only adjustments were to reflect accounting differences in the standards.

Should you have any comments or questions regarding the above please do not hesitate to contact me at 604-688-2001

Sincerely, /s/ Trevor Cunningham Trevor Cunningham Chief Financial Officer

Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Toll free:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: claudia@canadianzinc.com  Website:  www.canadianzinc.com